EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Eagle Rock Energy G&P, LLC and Unitholders of Eagle Rock Energy Partners, L.P.:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333‑147244, No. 333-187553 and No. 333-198824), on Form S-4 (No. 333-177958), and on Form S-8 (No. 333-169472) of Eagle Rock Energy Partners, L.P. of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Eagle Rock Energy Partners, L.P. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10‑K of Eagle Rock Energy Partners, L.P.

/s/ KPMG LLP
Houston, Texas
March 2, 2015